02036422

P.E 5.14.02

0-31062



**SECURITIES AND EXCHANGE COMMISSION**

Washington, D.C. 20549

---

# FORM 6-K

Report of Foreign Issuer

**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

May 14, 2002

**Oncolytics** Biotech Inc.
Commission File No. 000-31062
(Translation of registrant's name into English)



Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

Dated May 14, 2002

By: ______________________
DOUGLAS BALL
Chief Financial Officer

## Exhibit Index

Exhibit 1
Page 1

ONCOLYTICS BIOTECH INC.

210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

**For Immediate Release**

**Oncolytics Announces Distribution of Oncolytics' Shares held by SYNSORB to SYNSORB Shareholders**

**CALGARY, Alberta, May 9, 2002** – Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) ("Oncolytics") announced today that SYNSORB Biotech Inc. ("SYNSORB") has received court approval and filed the required documents which provide for distribution to the SYNSORB shareholders of approximately 4,000,000 previously issued common shares in the capital of Oncolytics. Effective 12:01 am on May 8, 2002, each SYNSORB share represents the right to receive one-eighth of a new SYNSORB share and approximately 0.8065 of a common share of Oncolytics. The shareholders of Oncolytics voted 98.5% in favour of the resolution approving the early release from escrow of the shares of Oncolytics held by SYNSORB. SYNSORB now holds 725,000 freely-tradeable shares of Oncolytics, representing approximately 3.8% of the outstanding common shares.

Oncolytics' President and CEO Dr. Brad Thompson says he is pleased with the outcome. "This decision significantly broadens our shareholder base and we believe it is in the best interests of our shareholders. In addition, we are pleased that Oncolytics will receive shares in BCY LifeSciences as part of the transaction."

In consideration of the early release from escrow SYNSORB transferred 1,500,000 common shares (and the right to receive 400,000 additional shares upon the attainment of certain milestones) currently held by SYNSORB in the capital of BCY LifeSciences Inc., a CDNX listed (CDNX:BCY) pharmaceutical company with license rights to technologies to treat certain diseases of the respiratory tract, to Oncolytics. After giving effect to this transfer, Oncolytics is the beneficial owner of the following securities of BCY LifeSciences Inc.: (i) 2,194,445 common shares; (ii) the right to receive 400,000 common shares upon the attainment of certain milestones; and (iii) warrants to purchase up to 694,445 common shares at an exercise price of $0.27 at any time prior to April 23, 2004. It is not the present intention of Oncolytics to acquire any additional securities of BCY LifeSciences Inc.

**About Oncolytics Biotech Inc.**

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill human cancer cells *in vitro* that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This press release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the potential of REOLYSIN® as a cancer therapeutic, and the belief that Ras pathway has broad potential in the treatment of many cancers, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue Research and Development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

**For further information regarding Oncolytics, please contact:**

| *For Canada:* | *For Canada:* | *For United States:* |
|---|---|---|
| Oncolytics Biotech Inc. | The Equicom Group Inc. | The Investor Relations Group |
| Doug Ball | Joanna Longo | Gino De Jesus or Dian Griesel, Ph.D. |
| 210, 1167 Kensington Cr NW | 20 Toronto Street | 50 Pine Street, 6th Floor |
| Calgary, Alberta T2N 1X7 | Toronto, Ontario M5C 2B8 | New York, NY 10005 |
| Tel: 403.670.7377 | Tel: 416.815.0700 ext. 233 | Tel: 212.825.3210 |
| Fax: 403.283.0858 | Fax: 416.815.0080 | Fax: 212.825.3229 |
| www.oncolyticsbiotech.com | jlongo@equicomgroup.com | theproteam@aol.com |

Exhibit 2

Page 3

**Oncolytics Biotech Inc.**

**Clarification**

**CALGARY, Alberta, May 9, 2002** – In connection with the press release of Oncolytics Biotech Inc. (TSE: ONC, NASDAQ: ONCY) ("Oncolytics") released earlier today, Oncolytics clarifies that effective 12:01 a.m. on May 8, 2002, each SYNSORB Biotech Inc. share represents the right to receive one-eighth of a new SYNSORB share and approximately 0.1008 (not 0.8065 as previously disclosed) of a common share of Oncolytics. For example, an existing SYNSORB shareholder owning 1,000 SYNSORB shares will receive 125 new SYNSORB shares and approximately 100 common shares of Oncolytics.

**For further information regarding Oncolytics, please contact:**


*For Canada:*

Oncolytics Biotech Inc.
Dr. Brad Thompson
210, 1167 Kensington Cr NW
Calgary, Alberta T2N 1X7
Tel: 403.670.7377
Fax: 403.283.0858
www.oncolyticsbiotech.com

*For Canada:*

The Equicom Group Inc.
Joanna Longo
20 Toronto Street
Toronto, Ontario M5C 2B8
Tel: 416.815.0700 ext. 233
Fax: 416.815.0080
jlongo@equicomgroup.com

*For United States:*

The Investor Relations Group
Gino De Jesus or Dian Griesel, Ph.D.
50 Pine Street, 6th Floor
New York, NY 10005
Tel: 212.825.3210
Fax: 212.825.3229
theproteam@aol.com

Exhibit 3
Page 4

ONCOLYTICS BIOTECH INC.

210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

**FOR IMMEDIATE RELEASE**

## ONCOLYTICS BIOTECH ANNOUNCES FIRST QUARTER 2002 RESULTS

**CALGARY, AB, --- May 14, 2002** - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced its financial results for the first quarter ended March 31, 2002.

**Highlights of the first quarter 2002 include**:

- Favourable results from its Phase I human clinical trial;
- Initiation of a clinical trial for T2 prostate cancer;
- Approval from Health Canada to proceed with the Company's Phase I/II human clinical trial for recurrent malignant glioma; and
- Strengthened intellectual property through the issuance of a fourth U.S. patent and the first European patent covering the use of reovirus as a potential cancer therapeutic.

"During the quarter, we continued to build on the achievements made over the past year, making significant progress in protecting our intellectual property and advancing REOLYSIN® through our human clinical program," said Dr. Brad Thompson, President and CEO of Oncolytics Biotech. "We are pleased with the progress being made thus far and will report our findings in as timely a manner as possible."

Early in the quarter, Oncolytics announced that its agreement with Pfizer Inc. to develop the reovirus as an animal health care product had been terminated. Subsequent to the quarter's end, the Company received the data from the Pfizer study. The safety and viral activity results were consistent with those seen by the Company in all its studies to date.

**Financial Highlights (Canadian Dollars)**

For the three months ended March 31, 2002, Oncolytics reported a net loss of $1.27 million or $0.07 per share, compared to a loss of $1.01 million or $0.06 per share for the same three-month period in 2001.

As its products are still under development, the Company reported no revenue for either three-month periods, other than revenue derived from interest earned on its cash and investment balances, which was $57,180 for the first three months of 2002 and $218,199 for the first three months of 2001.

Research and development expenses totaled $871,519 for the three months ended March 31, 2002, as compared to $676,274 for the three months ended March 31, 2001. The quarterly increase in 2002 over 2001 is primarily attributable to the commencement of the Company's first efficacy trial for prostate cancer, further refinement of the manufacturing process, additional toxicology studies and the applications to commence Phase I/II trials for recurrent malignant glioma in Canada and the U.S. These increased costs were partially offset by reductions resulting from the completion of the Company's Phase I clinical trial in late 2001.

Operating expenses increased to $489,478 for the three months ended March 31, 2002, as compared to $473,795 for the three months ended March 31, 2001. The slight increase was associated with increased support of the research and development efforts, and the costs of expanding the Corporation's market exposure offset by reductions from costs incurred in 2001 related to various activities including the Company's listing on the small cap market of NASDAQ.

Amortization for the three months ended March 31, 2002 increased to $131,612 as compared to $109,628 for the same period in 2001. The increase was primarily due to increased amortization of patent costs and leasehold improvements.

At March 31, 2002, the Company's cash balance was $12,017,795 and working capital was $11,157,632 as compared to cash balance of $14,970,756 and working capital of $12,769,203 as of December 31, 2001.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill human cancer cells *in vitro* that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the potential of REOLYSIN® as a cancer therapeutic, and the belief that Ras pathway has broad potential in the treatment of many cancers, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue Research and Development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

**FOR FURTHER INFORMATION PLEASE CONTACT:**

| ***For Canada:*** | ***For Canada:*** | ***For United States:*** |
| --- | --- | --- |
| Oncolytics Biotech Inc.<br>Doug Ball<br>210, 1167 Kensington Cr NW<br>Calgary, Alberta T2N 1X7<br>Tel: 403.670.7377<br>Fax: 403.283.0858<br>www.oncolyticsbiotech.com | The Equicom Group<br>Joanna Longo<br>20 Toronto Street<br>Toronto, Ontario M5C 2B8<br>Tel: 416.815.0700 ext. 233<br>Fax: 416.815.0080<br>jlongo@equicomgroup.com | The Investor Relations Group<br>Gino De Jesus or Dian Griesel, Ph.D.<br>50 Pine Street, 6th Floor<br>New York, NY 10005<br>T: 212.825.3210<br>F: 212.825.3229<br>theproteam@aol.com |

# ONCOLYTICS BIOTECH INC.
## BALANCE SHEETS

| ASSETS | Unaudited<br>March 31, 2002<br>$ | Audited<br>December 31, 2001<br>$ |
|---|---|---|
| **Current assets:** | | |
| Cash | 12,017,795 | 14,970,756 |
| Accounts receivable | 56,440 | 95,321 |
| Prepaid expenses | 29,705 | 24,189 |
| | 12,103,940 | 15,090,266 |
| Capital assets | 4,158,139 | 3,982,293 |
| | **16,262,079** | **19,072,559** |
| **LIABILITIES** | | |
| **Accounts payable and accrued liabilities** | 946,308 | 2,321,063 |
| **Alberta Heritage Foundation Loan** | 150,000 | 150,000 |
| **Future income tax liability** | 485,713 | 647,618 |
| **Shareholders' equity:** | | |
| Share capital | 23,812,953 | 23,812,953 |
| Contributed surplus | 2,500,000 | 2,500,000 |
| Deficit | (11,632,895) | (10,359,075) |
| | 14,680,058 | 15,953,878 |
| | **16,262,079** | **19,072,559** |

**ONCOLYTICS BIOTECH INC.**

**Statements of Loss and Deficit**
**For the three months ended March 31**
Unaudited

| | March 31 | | Cumulative from inception on April 2, 1998 |
|---|---|---|---|
| | 2002 | 2001 | |
| | $ | $ | $ |
| Revenue | | | |
| Rights revenue | - | - | 310,000 |
| Interest income | 57,180 | 218,199 | 1,620,991 |
| | 57,180 | 218,199 | 1,930,991 |
| Expenses | | | |
| Research and development | 871,519 | 676,274 | 10,164,657 |
| Operating | 489,478 | 473,795 | 3,194,279 |
| Amortization | 131,612 | 109,628 | 803,941 |
| | 1,492,609 | 1,259,697 | 14,162,877 |
| Loss before income taxes | 1,435,429 | 1,041,498 | 12,231,886 |
| Future income tax recovery | (161,609) | (27,263) | (598,991) |
| Net loss for the period | 1,273,820 | 1,014,235 | 11,632,895 |
| Deficit, beginning of the period | 10,359,075 | 4,187,614 | - |
| Deficit, end of the period | 11,632,895 | 5,201,849 | 11,632,895 |
| Basic and diluted loss per common share | 0.07 | 0.06 | |
| Weighted average number of shares | 19,191,395 | 17,544,193 | |

**ONCOLYTICS BIOTECH INC.**
**Statement of Cash Flows**
**For the three months ended**
Unaudited

| | March 31 2002 $ | March 31 2001 $ | Cumulative from inception on April 2, 1998 $ |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net Loss for the period | (1,273,820) | (1,014,235) | (11,632,895) |
| Deduct non-cash items | | | - |
| Amortization | 131,612 | 109,628 | 803,941 |
| Future income tax recovery | (161,905) | (27,263) | (629,287) |
| Net change in non-cash working capital | (1,341,393) | (237,329) | 847,528 |
| | (2,645,506) | (1,169,199) | (10,610,713) |
| **INVESTING ACTIVITIES** | | | |
| Purchase of capital assets | (307,455) | (38,823) | (1,334,441) |
| **FINANCING ACTIVITIES** | | | |
| Alberta Heritage Loan | - | - | 150,000 |
| Proceeds from exercise of warrants and options | - | 543,819 | 2,726,103 |
| Proceeds from private placement | - | - | 4,903,643 |
| Proceeds from public offering | - | - | 16,183,203 |
| | - | 543,819 | 23,962,949 |
| Increase (decrease) in cash during period | (2,952,961) | (664,203) | 12,017,795 |
| Cash, beginning of the period | 14,970,756 | 17,619,110 | - |
| Cash, end of the period | 12,017,795 | 16,954,907 | 12,017,795 |

# Report under Section 176(1)(d) of the *Securities Act* (Alberta) (the "Act")

(a) the name of the offeror;

**Oncolytics Biotech Inc. ("Oncolytics")**

(b) the number of securities that the offeror and any person or company acting jointly or in concert with the offeror acquired ownership of or have control or direction over as a result of the transaction or occurrence giving rise to the report;

**1,500,000 common shares (and the right to receive 400,000 additional shares upon the attainment of certain milestones) of BCY LifeSciences Inc.**

(c) the ownership of or control and direction of the offeror and any person or company acting jointly or in concert with the offeror over the securities immediately after the transaction or occurrence giving rise to the report;

**2,194,445 common shares (and the right to receive 400,000 additional shares upon the attainment of certain Milestones) and warrants to purchase up to 694,445 common shares at an exercise price of $0.27 at any time prior to April 23, 2004 of BCY LifeSciences Inc.**

(d) the name of the market in which the transaction or occurrence took place;

**The securities referenced in paragraph (b) above were acquired pursuant to a purchase agreement between Oncolytics and SYNSORB Biotech Inc. ("SYNSORB").**

(e) the purpose of the offeror and any person or company acting jointly or in concert with the offeror in effecting the transaction;

**The securities referenced in paragraph (b) above were acquired as consideration of the early release from escrow of 4,725,000 common shares in the capital of Oncolytics held by SYNSORB.**

(f) the future intention to increase the beneficial ownership, control or direction of the offeror and any person or company acting jointly or in concert with the offeror over securities of the offeree issuer;

**There is no present intention of Oncolytics to acquire any additional securities of BCY LifeSciences Inc.**

(g) where applicable, a description of any change in any material fact set out in a previous report made under section 141 of the Act;

**Not applicable.**

(h) the name of the persons or companies acting jointly or in concert with the offeror in respect of the transaction for which disclosure is required under clause (b), (c) or (d).

**Not applicable.**

Certified correct this 10th day of May, 2002.

**ONCOLYTICS BIOTECH INC.**

Per: [signature]
Doug Ball
Chief Financial Officer